December 4, 2025

Jiyang (Ray) Han
Chief Financial Officer
Lanvin Group Holdings Limited
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

       Re: Lanvin Group Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed April 30, 2025
           File No. 001-41569
Dear Jiyang (Ray) Han:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing